UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                          OneLink Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   682676 10 1
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                Nicholas C. Bluhm
                          10340 Viking Drive, Suite 150
                          Eden Prairie, Minnesota 55344
-------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)


                                  May 13, 1997
  ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

                                  SCHEDULE 13D

------------------------------                  -------------------------------
CUSIP No.    682676 10 1                             Page  2  of  4  Pages
          --------------------                           -----  -----
------------------------------                  --------------------------------

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Nicholas C. Bluhm
                 ###-##-####
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                     (b) [ ]


--------------------------------------------------------------------------------
3             SEC USE ONLY


--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                  Not Applicable
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       [ ]


--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF            7            SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           0
         OWNED BY
           EACH             ----------------------------------------------------
         REPORTING            8            SHARED VOTING POWER
          PERSON
           WITH
                                              0
                            ----------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                           200,000 (such shares are not
                                           outstanding but may be purchased
                                           pursuant to exercise of exercisable
                                           option)
                            ----------------------------------------------------
                              10           SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              200,000 (such shares are not outstanding but may be purchased pursuant to exercise of exercisable option)
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]


--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.4%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This filing relates to Common Stock of OneLink Communications, Inc. (the "Issuer"), 10340 Viking Drive, Suite 150, Eden Prairie, Minnesota 55344.


Item 2.   Identity and Background.

          (a)  The filing person is Nicholas C. Bluhm.

          (b) Mr. Bluhm's business address is 10340 Viking Drive, Suite 150, Eden Prairie, Minnesota 55344.

          (c) Mr. Bluhm is the President and Chief Executive Officer of the Issuer.

          (d)  Mr. Bluhm has never been convicted in a criminal proceeding.

          (e) Mr. Bluhm has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Bluhm is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable, as no consideration has been paid.


Item 4.   Purpose of Transaction.

          On September 14, 1996, the Issuer granted Mr. Bluhm an option to purchase 600,000 shares of the Issuer's Common Stock, which option became exercisable as to 100,000 shares each on September 4, 1996 and May 13, 1997, becomes exercisable as to 100,000 shares each on May 13, 1998 and May 13, 1999, and becomes exercisable as to 200,000 shares at such time as the market value for the Issuer's Common Stock exceeds $3.50 per share for 20 consecutive days.


Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Bluhm beneficially owns 200,000 shares of the Issuer's Common Stock, representing 6.4% of the shares of Common Stock outstanding. None of such shares are presently outstanding but may be acquired upon exercise of an exercisable option.

                                Page 3 of 4 Pages

          (b) Mr. Bluhm has no voting power and sole dispositive power over such shares.

          (c) No transactions have been effected by Mr. Bluhm in any class of the Issuer's securities in the past 60 days. However, on May 13, 1997, 100,000 shares became purchasable by Mr. Bluhm upon exercise of an exercisable option.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 9, 1997.


                                                    /s/ Nicholas C. Bluhm
                                                        Nicholas C. Bluhm






                                Page 4 of 4 Pages